Exhibit 99.1

November 10, 2020

PRIVATE AND CONFIDENTIAL

YouGov America, Inc.

Attn: Legal Department

999 Main Street, Suite 101

Redwood City, CA 94063

Re: Consent to Use Report

To Whom It May Concern:

Cricut, Inc. (“Cricut”) is contemplating an initial public offering of its common stock (the “IPO”).  In connection with the IPO, Cricut proposes to submit and file a registration statement on Form S-1 (the “IPO Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”).

Cricut has drafted the disclosures attached as Exhibit A hereto (the “Disclosure”) based in part on the report commissioned by the Company entitled “2020 Cricut TAM Study Background Information”.  We would like to obtain your permission to use the Disclosure and your name and the report, including by listing your name, logo, trademark and/or service marks (collectively with the Disclosure, the “Information”) in (i) the IPO Registration Statement, all subsequent amendments thereto and all preliminary and final prospectuses included therein, (ii) any other registration statements on Form S-1 submitted or filed pursuant to the Securities Act with the SEC in connection with any public offerings of Cricut’s common stock after the IPO, all subsequent amendments thereto and all preliminary and final prospectus included therein, (iii) presentations made by Cricut to prospective investors, (iv) any marketing materials prepared by Cricut, including, but not limited to, content on Cricut’s website and any “testing the waters” or roadshow materials (including any video materials), and (v) other SEC filings by Cricut in connection with or following the IPO. Cricut agrees not to materially change or modify the Disclosure without your written approval, other than for changes as Cricut may reasonably deem necessary or appropriate and which do not substantially alter or misrepresent the original content and with prompt written notice detailing the same provided to you. By countersigning this letter, you consent to our use of the Information as set forth herein. You also consent, that if so requested by the SEC, we may provide a copy of this consent to the SEC.

In order to avoid jeopardizing the IPO, it is critical that you keep confidential Cricut’s plans with the respect to the IPO. Accordingly, please do not discuss the IPO with third parties.

[Signature Page Follows]

Sincerely,

Cricut, Inc.

		By:	/s/ Don Olsen

		Name:	Don Olsen
CONSENT GRANTED:
		Title:	EVP
YouGov America, Inc.

By:	/s/ Alex McIntosh

Name:	Alex McIntosh

Title:	CFO

Date:	11/10/2020

EXHIBIT A

Report Description

Our Opportunity

We believe that everyone is innately creative and thus anyone can be a part of the Cricut community of users. This presents us with a large untapped market opportunity in addition to our current user base.

We quantify our market opportunity in terms of SAM, which includes active creatives who we address with our current products and price points, and TAM, which includes potential creatives who we believe we can reach over the long term as we make products for new uses and products that are more accessible, even easier to use and available at a broad set of price points.

We commissioned a study from YouGov America in September 2020 across multiple countries. The sample size of those surveyed in each country included over 1,000 individuals 18 and older. To calculate our SAM and TAM, we extrapolate these survey results across the general population 18 and older in each country.

Our SAM consists of the portion of individuals surveyed who said they have made at least one creative project in categories addressed by our current products in the last 12 months, whom we call “active creatives.” Our TAM includes the individuals in our SAM as well as the portion of individuals surveyed who said they like, buy, used to make or are interested in creating personalized, handmade or custom items, whom we call “potential creatives.”

We assess our SAM and TAM in the United States and Canada and internationally. Today, a small portion of our revenue is generated from countries outside the United States and Canada. We currently classify four of these countries, Australia, France, Germany and the United Kingdom, as our primary international target markets and include them in our international SAM and TAM.

Based in part on the YouGov study, we estimate that our SAM consists of over 85 million people in the United States and Canada. We have 3.7 million users, the vast majority of whom are in the United States and Canada, implying more than 4% penetration of our SAM in those markets. We estimate that our SAM among our primary international target markets consists of over 44 million people. Accordingly, we estimate our total SAM is over 129 million individuals.

We estimate that there are over 163 million potential creatives in the United States and Canada and over 109 million potential creatives in our primary international target markets. We estimate that our United States and Canada TAM includes over 248 million individuals which reflects our belief that  all people, regardless of demographic, can be part of the Cricut community.  Our TAM among our primary international target markets includes over 153 million individuals, for a combined TAM of approximately 402 million individuals. We believe our products could achieve broader adoption in a number of countries beyond our primary international target markets that also have large populations engaging in creative activities and represent a similar product-market fit.

Because our products make creativity accessible, we believe our opportunity is much larger than the estimates of the size of the traditional craft market. We put production power into the hands of our users by allowing them to create their own professional-looking homemade goods instead of purchasing manufactured goods from a third party opening up a broad array of markets for our users that go beyond traditional craft markets.